Exhibit 97
UNITED THERAPEUTICS CORPORATION
CLAWBACK POLICY
Adopted July 12, 2023
Recoupment of Incentive-Based Compensation
It is the policy of United Therapeutics Corporation (the “Company”) that, in the event the Company is required to prepare an accounting restatement of the Company’s consolidated financial statements (including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period) due to the material non-compliance with any financial reporting requirement under the federal securities laws, the Company will recover on a reasonably prompt basis the amount of any Incentive-Based Compensation Received by a Covered Executive during the Recovery Period that exceeds the amount that otherwise would have been Received had it been determined based on the restated financial statements.
Policy Administration and Definitions
This Clawback Policy (this “Policy”) is administered by the Compensation Committee of the Company’s Board of Directors (the “Committee”) and is intended to comply with, and as applicable to be administered and interpreted consistent with, and subject to the exceptions set forth in, Listing Rule 5608 adopted by the Nasdaq Stock Market to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”).
For purposes of this Policy:
“Incentive-Based Compensation” means any compensation granted, earned or vested based in whole or in part on the Company’s attainment of a financial reporting measure that was Received by a person (i) on or after October 2, 2023 and after the person began service as a Covered Executive, (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation, and (iii) while the Company has a class of securities listed on a national securities exchange or a national securities association. A financial reporting measure is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company’s stock price or total shareholder return.
Incentive-Based Compensation is deemed to be “Received” in the fiscal period during which the relevant financial reporting measure is attained, regardless of when the compensation is actually paid or awarded.

“Covered Executive” means any “executive officer” of the Company as defined under Rule 10D-1.1
“Recovery Period” means the three completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement described in this Policy and any “transition period” as prescribed under Rule 10D-1. The date that the Company is required to prepare an accounting restatement is the earlier to occur of (i) the date the Company’s Board of Directors, a committee of the Board of Directors, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement.
If the Committee determines the amount of Incentive-Based Compensation Received by a Covered Executive during a Recovery Period exceeds the amount that would have been Received if determined or calculated based on the Company’s restated financial results, such excess amount of Incentive-Based Compensation shall be subject to recoupment by the Company pursuant to this Policy. For Incentive-Based Compensation based on stock price or total shareholder return, the Committee will determine the amount based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return and the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq. In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined on a pre-tax basis. Any determinations made by the Committee under this Policy shall be final and binding on all affected individuals.
The Company may effect any recovery pursuant to this Policy by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Committee determines to be appropriate. The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Committee determines that such recovery is impracticable and not required under Rule 10D-1, including if the Committee determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts. The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation arrangements with Covered Executives.
Any right of recoupment or recovery pursuant to this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other policy, any employment agreement or plan or award terms, and any other legal remedies available to the Company. The Company shall not indemnify any Covered Executive against the loss of any Incentive-Based Compensation pursuant to this Policy.
1 As of the date of adoption of this Policy, the Covered Executives are:
•Martine Rothblatt (Chairperson and Chief Executive Officer)
•James Edgemond (Chief Financial Officer and Treasurer)
•Michael Benkowitz (President and Chief Operating Officer)
•Paul Mahon (EVP, General Counsel, and Corporate Secretary)

The Committee shall administer this Policy. The Committee shall have full authority to interpret and enforce this Policy in a reasonable manner consistent with its intent to meet the requirements of Rule 10D-1 and Listing Rule 5608 and any other applicable law and shall otherwise be interpreted (including in the determination of amounts recoverable) in the reasonable business judgment of the Committee.

ACKNOWLEDGEMENT
By my signature below, I acknowledge and agree that:
•I have received and read the foregoing Clawback Policy.
•I hereby agree to abide by all of the terms of the Clawback Policy both during and after my employment with the Company, including, without limitation, by promptly repaying or returning any excess Incentive-Based Compensation as determined in accordance with the Clawback Policy.
Signed,

_____________________________
Date: ________________________

3